              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        Schedule 13D**

           Under the Securities Exchange Act of 1934
                        (Amendment No. 8)*

         CommNet Cellular Inc. (f/k/a Cellular, Inc.)
                         (Name of Issuer)

                 Common Stock, $.001 par value
                   (Title of Class of Securities)

                             151163102
                          (CUSIP Number)

                      SPO Partners & Co.
                591 Redwood Highway, Suite 3215
                 Mill Valley, California 94941
                        (415) 383-6600

                        with a copy to:
                        Phillip Gordon
                       Altheimer & Gray
                     10 South Wacker Drive
                    Chicago, Illinois 60606
                        (312) 715-4000

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                     September 12, 1997
        (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.

   Check the following box if a fee is being paid with the statement.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   **The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 1,413,441, which constitutes approximately 10.3% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 13,766,340 shares outstanding.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   _________________________________________________________
    1.  Name of Reporting Person:

        Main Street Partners, L.P.
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                           (a)

                                                           (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  WC
   _________________________________________________________
    5.  Check box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  Delaware

   _________________________________________________________
    Number of       7.  Sole Voting Power:  764,900(1)
    Shares         _________________________________________
    Beneficially    8.  Shared Voting Power:  0
    Owned By        ________________________________________
    Each            9.  Sole Dispositive Power:  764,900(1)
    Reporting       ________________________________________
    Person          10. Shared Dispositive Power:  0
    With
   _________________________________________________________
   11.  Aggregate Amount Beneficially Owned by Each
        Reporting Person:

          764,900(1)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
   _________________________________________________________
    13. Percent of Class Represented by  Amount in Row (11):  5.6%
   _________________________________________________________
    14. Type of Reporting Person:  PN
   _________________________________________________________
   (1) Power is exercised through its sole general partner, MS Advisory Partners, L.P.

   _________________________________________________________
    1.  Name of Reporting Person:

        MS Advisory Partners, L.P.
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                             (a)

                                                             (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  Not Applicable
   _________________________________________________________
    5.  Check box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  Delaware
                ____________________________________________
    Number of      7.  Sole Voting Power:  764,900(1) (2)
    Shares      ____________________________________________
    Beneficially   8.  Shared Voting Power:  0
    Owned By    ____________________________________________
    Each          9. Sole Dispositive Power: 764,900(1)(2)
    Reporting   ____________________________________________
    Person     10. Shared Dispositive Power:  0
    With
   _________________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
   Reporting Person:

          764,900(1) (2)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:
   _________________________________________________________
    13.  Percent of Class  Represented by Amount in Row (11):  5.6%
   _________________________________________________________
    14. Type of Reporting Person:  PN
   _________________________________________________________

   (1) Solely in its capacity as the sole general partner of Main Street Partners, L.P.
   (2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp.
         II.

   _________________________________________________________
    1.  Name of Reporting Person:

        MS Advisory Partners (Overseas), L.P.
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                            (a)

                                                            (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  Not Applicable
   _________________________________________________________
    5.  Check box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  Delaware
                 ___________________________________________
    Number of     7.  Sole Voting Power:  0
    Shares       ___________________________________________
    Beneficially  8.  Shared Voting Power:  0
    Owned By     ___________________________________________
    Each         9.  Sole Dispositive Power:  0
    Reporting    ___________________________________________
    Person       10. Shared Dispositive Power:  0
    With
   _________________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
   Reporting Person:

          0
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:
   _________________________________________________________
    13. Percent of Class Represented by  Amount in Row (11):    0.0%
   _________________________________________________________
    14. Type of Reporting Person:  PN
   _________________________________________________________

   _________________________________________________________
    1.  Name of Reporting Person:

        San Francisco Partners II, L.P.
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                            (a)

                                                            (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  WC
   _________________________________________________________
    5.  Check box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  California
                    ________________________________________
    Number of       7.  Sole Voting Power:  169,700(1)
    Shares          ________________________________________
    Beneficially    8.  Shared Voting Power:  0
    Owned By        ________________________________________
    Each            9.  Sole Dispositive Power:  169,700(1)
    Reporting       ________________________________________
    Person         10. Shared Dispositive Power:  0
    With
   _________________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
   Reporting Person:

          169,700(1)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
   _________________________________________________________
    13.  Percent of Class  Represented by Amount in Row (11):  1.2%
   _________________________________________________________
    14. Type of Reporting Person:  PN
   _________________________________________________________
   (1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

   _________________________________________________________
    1.  Name of Reporting Person:

        SF Advisory Partners, L.P.
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                          (a)

                                                          (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  Not Applicable
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  Delaware
                  __________________________________________
    Number of     7.  Sole Voting Power:  169,700(1) (2)
    Shares        __________________________________________
    Beneficially  8.  Shared Voting Power:  0
    Owned By      __________________________________________
    Each         9. Sole Dispositive Power: 169,700(1) (2)
    Reporting     __________________________________________
    Person       10. Shared Dispositive Power:  0
    With
   _________________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
   Reporting Person:

          169,700(1) (2)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
   _________________________________________________________
    13.  Percent of Class  Represented by Amount in Row (11):   1.2%
   _________________________________________________________
    14. Type of Reporting Person:  PN
   _________________________________________________________
   (1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.
   (2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp.
         II.

   _________________________________________________________
    1.  Name of Reporting Person:

        SF Advisory Corp.
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                          (a)

                                                          (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  Not Applicable
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  Delaware
                 ___________________________________________
    Number of    7.  Sole Voting Power:  0
    Shares       ___________________________________________
    Beneficially 8.  Shared Voting Power:  934,600(1) (2)
    Owned By     ___________________________________________
    Each         9.  Sole Dispositive Power:  0
    Reporting    ___________________________________________
    Person      10. Shared Dispositive Power: 934,600(1) (2)
    With
   _________________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
    Reporting Person:

          934,600(1) (2)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
   _________________________________________________________
    13.  Percent of Class  Represented by Amount in Row (11):   6.8%
   _________________________________________________________
    14. Type of Reporting Person:  CO
   _________________________________________________________
   (1) Solely in its capacity as one of two general partners of MS Advisory Partners, L.P. with respect to 764,900 of such Shares; solely in its capacity as one of two general partners of SF Advisory
         Partners, L.P. with respect to 169,700 of such Shares.
   (2) Power is exercised through its controlling person, John H. Scully.

   _________________________________________________________
    1.  Name of Reporting Person:

        SF Advisory Corp. II
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                          (a)

                                                          (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  Not Applicable
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  Delaware

   _________________________________________________________
    Number of     7.  Sole Voting Power:  0
    Shares       _________________________________________
    Beneficially  8.  Shared Voting Power:  934,600(1) (2)
    Owned By     _________________________________________
    Each          9.  Sole Dispositive Power:  0
    Reporting     _________________________________________
    Person       10. Shared Dispositive Power: 934,600(1)(2)
    With
   _________________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
   Reporting Person:     934,600(1) (2)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
   _________________________________________________________
    13. Percent of  Class Represented by Amount in Row  (11):  6.8%
   _________________________________________________________
    14. Type of Reporting Person:  CO
   _________________________________________________________
   (1) Solely in its capacity as one of two general partners of MS Advisory Partners, L.P. with respect to 764,900 of such Shares; and solely in its capacity as one of two general partners of SF Advisory Partners, L.P.
       with respect to 169,700 of such Shares.
   (2) Power is exercised through its controlling person, William E. Oberndorf.

   _________________________________________________________
    1.  Name of Reporting Person:

        Phoebe Snow Foundation
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                          (a)

                                                          (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  PF
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  USA

   _________________________________________________________
    Number of     7.  Sole Voting Power:  31,000(1)
    Shares        _________________________________________
    Beneficially  8.  Shared Voting Power:
    Owned By      _________________________________________
    Each          9.  Sole Dispositive Power:  31,000(1)
    Reporting     _________________________________________
    Person       10. Shared Dispositive Power:
    With
    _______________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
           Reporting Person:

          31,000(1)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares:
   _________________________________________________________
    13. Percent of  Class Represented by  Amount in Row (11):  0.2%
   _________________________________________________________
    14. Type of Reporting Person:  OO
   _________________________________________________________
   (1) Power is exercised through its sole director and executive officer, John H. Scully.

   _________________________________________________________
    1.  Name of Reporting Person:

        John H. Scully
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                            (a)

                                                            (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  PF and Not Applicable
   _________________________________________________________
    5.  Check box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  USA
                ____________________________________________
    Number of    7.  Sole Voting Power:  262,000(1) (3) (4)
    Shares      ____________________________________________
    Beneficially 8.  Shared Voting Power:  994,600(2)
    Owned By    ____________________________________________
    Each         9.  Sole Dispositive Power: 262,000(1) (3) (4)
    Reporting   ____________________________________________
    Person      10.  Shared Dispositive Power:  994,600(2)
    With
   _________________________________________________________
    11.   Aggregate  Amount  Beneficially   Owned  by   Each
   Reporting Person:     1,256,600(1) (2) (3) (4)
   _________________________________________________________
    12.   Check Box  if the  Aggregate  Amount in  Row  (11)
   Excludes Certain Shares:                                  X
   _________________________________________________________
    13. Percent of Class Represented by  Amount in Row  (11):   9.1%
   _________________________________________________________
    14. Type of Reporting Person:  IN
   _________________________________________________________
        (1) Solely in his capacity as a trustee and participant in an employee retirement plan with respect to 80,000 Shares and as owner of a self-directed individual retirement account with respect to 1,000 Shares.
    (2)      Solely in  his capacity as the controlling person of SF
             Advisory Corp. with respect to 934,600 Shares and solely by virtue of his relationship with various educational and charitable institutions with respect to 60,000 Shares.
    (3) Includes 31,000 Shares beneficially owned by the Phoebe Snow Foundation, with respect to which Mr. Scully has sole voting power and dispositive power in his capacity as sole director and executive officer.
    (4) Includes 150,000 Shares beneficially owned by Mr. Scully through a family owned partnership (Cranberry Lake Partners).

   _________________________________________________________
    1.  Name of Reporting Person:

        William E. Oberndorf
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                            (a)

                                                            (b) X
    _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  PF and Not Applicable
   _________________________________________________________
    5.  Check box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  USA
                 ___________________________________________
    Number of       7.  Sole Voting Power:  140,000(1)
    Shares       ___________________________________________
    Beneficially    8.  Shared Voting Power:  950,100(2)
    Owned By     ___________________________________________
    Each         9.  Sole Dispositive Power:  140,000(1)
    Reporting    ___________________________________________
    Person     10. Shared Dispositive Power:  950,100(2)
    With
   _________________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
   Reporting Person:     1,090,100(1) (2)
   _________________________________________________________
    12.   Check Box  if the  Aggregate  Amount in  Row  (11)
   Excludes Certain Shares:        X
   _________________________________________________________
    13. Percent of Class Represented by  Amount in Row  (11):   7.9%
   _________________________________________________________
    14. Type of Reporting Person:  IN
   _________________________________________________________
   (1)  Includes  50,000  Shares  beneficially   owned  by  a
        family   limited   partnership   (Oberndorf    Family
        Partners, L.P.), of which Mr. Oberndorf is the sole general partner.
   (2) Solely in his capacity as the controlling person of SF Advisory Corp. II with respect to 934,600 shares and solely by virtue of his wife's ownership of 8,500 shares and ownership by his children of 7,000 shares.

   _________________________________________________________
    1.  Name of Reporting Person:

        William J. Patterson
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                           (a)

                                                           (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  PF
   _________________________________________________________
    5.  Check box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  USA
                    _______________________________________
    Number of       7.  Sole Voting Power:  500
    Shares          _______________________________________
    Beneficially    8.  Shared Voting Power:  0
    Owned By        _______________________________________
    Each            9.  Sole Dispositive Power:  500
    Reporting       _______________________________________
    Person         10. Shared Dispositive Power:  0
    With
   _________________________________________________________
    11.   Aggregate  Amount  Beneficially   Owned  by   Each
   Reporting Person:     500
   _________________________________________________________
    12.   Check  Box if the Aggregate  Amount in Row  (11)
   Excludes Certain Shares:        X
   _________________________________________________________
    13. Percent of Class Represented by  Amount in Row  (11):   <0.1%
   _________________________________________________________
    14. Type of Reporting Person:  IN
   _________________________________________________________

   _________________________________________________________
    1.  Name of Reporting Person:

        Michael Yuen
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
                                                           (a)

                                                           (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  PF
   _________________________________________________________
    5.  Check box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  USA
                 ___________________________________________
    Number of    7.  Sole Voting Power:  841
    Shares       ___________________________________________
    Beneficially 8.  Shared Voting Power:  0
    Owned By     ___________________________________________
    Each         9.  Sole Dispositive Power:  841
    Reporting    ___________________________________________
    Person      10. Shared Dispositive Power:  0
    With
   _________________________________________________________
    11.   Aggregate  Amount  Beneficially   Owned  by   Each
   Reporting Person:

          841
   _________________________________________________________
    12.   Check Box  if the  Aggregate  Amount in  Row  (11)
   Excludes Certain Shares:
   _________________________________________________________
    13.  Percent of Class  Represented by Amount in Row (11):   <0.1%
   _________________________________________________________
    14. Type of Reporting Person:  PN
   _________________________________________________________

            Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Statement on
   Schedule 13D, dated June 10, 1994 (the "Schedule 13D"), relating to shares of common stock, par value $.001 per shares (the "Shares"), of CommNet Cellular Inc. (f/k/a Cellular, Inc.), a Colorado corporation (the "Issuer"). This Statement constitutes Amendment No. 8 to the
   Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, the entire text of the Schedule 13D is hereby amended and restated as set forth below, but previously filed paper exhibits have not been re-filed electronically herewith.

   Item 1.  Security and Issuer.

            This statement relates to the shares of common stock, par value $.001 per share (the "Shares") of CommNet Cellular, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5990 Greenwood Plaza Boulevard, Suite 300, Englewood, Colorado 80111.

   Item 2.  Identity and Background.

            (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this
   Schedule 13D Statement on behalf of Main Street Partners, L.P., a Delaware limited partnership ("MSP"), MS Advisory Partners, L.P., a Delaware limited partnership ("MS Advisory Partners"), MS Advisory Partners (Overseas), L.P., a Delaware limited partnership ("MS Advisory Partners (Overseas)"), San Francisco Partners II, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SF Advisory Corp., a Delaware corporation ("SF Advisory Corp."), SF Advisory Corp. II, a Delaware corporation ("SF Advisory Corp. II"), John H. Scully ("JHS"), William E. Oberndorf ("WEO"), William J. Patterson ("WJP"), the Phoebe Snow Foundation ("PSF") and Michael Yuen ("MY"). MSP, MS Advisory Partners, MS Advisory Partners (Overseas), SFP, SF Advisory Partners, SF Advisory Corp., SF Advisory Corp. II, JHS, WEO, WJP, PSF and MY are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.
   Glenn  B.  Solomon,  who  previously  reported  holdings  under  this
   Schedule 13D, has subsequently terminated his relationship with the other Reporting Persons and therefore is not reporting beneficial ownership of Shares in this Amendment No. 8.

            (b)-(c)

            MSP

            MSP  is  a  Delaware  limited  partnership,   the  principal
   business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MSP, which also serves as its principal office, is 4320 West Vicary,

   Suite  B, Fort  Worth, Texas   76107.   Pursuant to  Instruction C to
   Schedule 13D of the Act, certain information with respect to MS Advisory Partners, the sole general partner of MSP, is set forth below.

            MS Advisory Partners

            MS Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of MSP. The principal business address of MS Advisory Partners, which also serves as its principal office, is 4320 West Vicary, Suite B, Fort Worth, Texas 76107. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Corp. and SF Advisory Corp. II, the two general partners of MS Advisory Partners, is set forth below.

            MS Advisory Partners (Overseas)

            MS Advisory Partners (Overseas) is a Delaware limited partnership, the principal business of which is acting as an advisor. The principal business address of MS Advisory Partners (Overseas), which also serves as its principal office, is 4320 West Vicary, Suite B, Fort Worth, Texas 76107. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Corp. and SF Advisory Corp. II, the two general partners of MS Advisory Partners (Overseas), is set forth below.

            SFP

            SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

            SF Advisory Partners

            SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to
   Schedule 13D of the Act, certain information with respect to SF Advisory Corp. and SF Advisory Corp. II, the two general partners of SF Advisory Partners, is set forth below.

            SF Advisory Corp.

            SF Advisory Corp. is a Delaware corporation, the principal business of which is serving as one of two general partners of each of MS Advisory Partners, MS Advisory Partners (Overseas) and SF Advisory Partners. The principal address of SF Advisory Corp., which also  serves as its principal  office, is 591  Redwood Highway, Suite
   3215,  Mill Valley, California 94941.   Pursuant to  Instruction C to

   Schedule 13D of the Act, certain information with respect to JHS, who is the sole director, executive officer and controlling person of SF Advisory Corp., is set forth below.

      SF Advisory Corp. II

      SF Advisory  Corp. II  is  a Delaware  corporation, the  principal businesses of which are serving as one of two general partners of each of MS Advisory Partners, MS Advisory Partners (Overseas) and SF Advisory Partners. The principal business address of SF Advisory Corp. II, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO, who is the sole director, executive officer and controlling person of SF Advisory Corp. II, is set forth below.

      JHS

      JHS' business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation ("SPO"). The principal business of SPO is operating as an investment firm. The principal address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is also the sole stockholder, sole director and chief executive officer of MS Advisory Corp., one of the two corporate general partners of each of MS Advisory Partners, MS Advisory Partners (Overseas) and SF Advisory Partners, and is the sole director and executive offices of PSF.

      WEO

      WEO's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO. WEO is also the sole stockholder, director and chief executive officer of SF Advisory
   Corp. II, one of two corporate general partners of MS Advisory Partners, MS Advisory Partners (Overseas) and SF Advisory Partners.

      WJP

      WJP's  business address is  591 Redwood Highway,  Suite 3215, Mill
   Valley,  California   94941.    His present  principal  occupation is
   serving as a managing director of SPO.

      PSF

      PSF is a private grant-making foundation. The principal business address of PSF, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.

      MY

      MY's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as an associate of SPO.

      (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

   Item 3.  Item 3.  Source and Amount of Funds or Other Consideration.

      The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares (including Shares which have subsequently been sold by the Reporting Persons) are as follows:

      Name                    Source of Funds         Amount of Funds

      MSP                     Working Capital(1)      $25,566,573.70

      MS Advisory Partners    Not Applicable          Not Applicable

      MS Advisory Partners
      (Overseas)              Not Applicable          Not Applicable

      SFP                     Working Capital (1)     $5,564,108.79

      SF Advisory Partners    Not Applicable          Not Applicable

      SF Advisory Corp.       Not Applicable          Not Applicable

      SF Advisory Corp. II    Not Applicable          Not Applicable

      PSF                     Personal Funds (2)      $  604,500.00

      JHS                     Personal Funds(3)       $2,393,437.50 (3)

      WEO                     Personal Funds(2)       $3,876,117.50

      WJP                     Personal Funds(2)       $   10,437.50
      MY                      Personal Funds (2)      $   22,724.66

      (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Shares.

      (2) As used herein, the term "Personal Funds" includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Shares.

      (3) Excludes the funds used by an employee retirement plan, individual retirement account and various charitable and educational institutions to acquire the Shares held by it, which funds total $2,883,319.

   Item 4.  Purpose of Transaction.

      The Reporting Persons acquired the Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions based on publicly available information with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects.

      Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire.

      Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
   Schedule 13D of the Act.

   Item 5.  Item 5.  Interest in Securities of the Issuer.

      (a)

      MSP

      MSP sold 110,700 Shares on September 10, 1997 and 430,500 Shares on September 12, 1997. The aggregate number of Shares that MSP owns beneficially, pursuant to Rule 13d-3 of the Act, is 764,900, which constitute approximately 5.6% of the outstanding Shares.

      MS Advisory Partners

      Because of its position as the sole general partner of MSP, MS Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 764,900 Shares, which constitute approximately 5.6% of the outstanding Shares.

      MS Advisory Partners (Overseas)

      All Shares of which MS Advisory Partners (Overseas) may have been deemed to have shared power to dispose and direct the disposition in
   its  capacity as  an advisor,  were sold  on December  21, 1995.   MS

   Advisory Partners (Overseas) disclaims that it ever had beneficial ownership of such Shares.

      SFP

      SFP sold 24,300 Shares on September 10, 1997 and 94,500 Shares on September 12, 1997. The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 169,700, which constitutes approximately 1.2% of the outstanding Shares.

      SF Advisory Partners

      Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 169,700 Shares, which constitutes approximately 1.2% of the outstanding Shares.

      SF Advisory Corp.

      Because of its positions as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 934,600 Shares in the aggregate, which constitutes approximately 6.8% of the outstanding Shares.

      SF Advisory Corp. II

      Because of its positions as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 934,600 Shares in the aggregate, which constitutes approximately 6.8% of the outstanding Shares.

      PSF

      The aggregate number of Shares beneficially owned by PSF is 31,000, which constitutes approximately 0.2% of the outstanding Shares.

      JHS

      JHS beneficially owns 150,000 Shares through a family owned partnership (Cranberry Lake Partners), and because of his positions as a control person of SF Advisory Corp., as a trustee and participant in an employee retirement plan, as sole owner of a self directed individual retirement account as sole director and executive officer of PSF, and by virtue of his relationship with various educational and charitable institutions, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 1,106,600 Shares, for a total of 1,256,600 Shares in the aggregate, which constitutes approximately 9.1% of the outstanding Shares. The foregoing does not include 500 Shares beneficially owned by employees of an affiliate of JHS and 3,000 Shares beneficially owned by relatives of JHS. JHS disclaims beneficial ownership of all such 3,500 Shares.

      WEO

      WEO beneficially owns 140,000 Shares individually and through a family limited partnership (Oberndorf Family Partners, L.P.), may be deemed to be the beneficial owner of 8,500 Shares owned directly by WEO's wife and 7,000 Shares owned directly by WEO's children, and, because of his position as a control person of SF Advisory Corp. II, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 934,600 Shares for a total of 1,090,100 Shares in the aggregate, which constitute approximately 7.9% of the outstanding Shares. The foregoing does not include 500 Shares held by employees of an affiliate of WEO or 1,000 Shares owned by WEO's mother. WEO disclaims beneficial ownership of all such 1,500 Shares.

      WJP

      The aggregate number of Shares that WJP owns beneficially, pursuant to Rule 13d-3 of the Act, is 500, which constitutes less than 0.1% of the outstanding Shares. The foregoing does not include 500 Shares held by employees of an affiliate of WJP. WJP disclaims beneficial ownership of all such 500 Shares.

      MY

      The aggregate number of Shares that MY owns beneficially, pursuant to Rule 13d-3 of the Act, is 841, which constitutes less than 0.1% of the outstanding Shares.

      To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

      (b)

      MSP

      Acting through its sole general partner, MSP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,900 Shares.

      MS Advisory Partners

      Acting through its two general partners and in its capacity as the sole general partner of MSP, MS Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,900 Shares.

      MS Advisory Partners (Overseas)

      MS Advisory Partners (Overseas) does not have the power to vote or direct the vote or to dispose or to direct the disposition of any Shares. MS Advisory Partners (Overseas) disclaims that it ever had beneficial ownership of any such Shares.

      SFP

      Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 169,700 Shares.

      SF Advisory Partners

      Acting through its two general partners and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 169,700 Shares.

      SF Advisory Corp.

      Acting through its controlling person and in its capacities as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. has shared power to vote or to direct the vote and to dispose or to direct the disposition of 934,600 Shares in the aggregate. In each case, SF Advisory Corp. shares such power with SF Advisory Corp. II.

      SF Advisory Corp. II

      Acting through its controlling person and in its capacities as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. II has shared power to vote or to direct the vote and to dispose or to direct the disposition of 934,600 Shares in the aggregate. In each case, SF Advisory Corp. II shares such power with SF Advisory Corp.

      PSF

      Acting through JHS, PSF has the sole power to vote and to direct the vote and to dispose or direct the disposition of the 31,000 Shares which it owns beneficially.

      JHS

      JHS has the sole power to vote and to dispose or direct the disposition of 150,000 Shares beneficially owned by a family owned partnership (Cranberry Lake Partners). In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 80,000 Shares held by an employee retirement plan in which he participates and for which he serves as trustee and 1,000 Shares held by a self-directed individual retirement account. Acting in his capacity as  sole director and executive  officer of PSF,  JHS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 31,000 Shares beneficially owned by PSF.
   As the controlling person of SF Advisory Corp., which is one of two general partners of each of MS Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO (as the controlling person of SF Advisory Corp. II, which is the other general partner of each of MS Advisory Partners and SF Advisory Partners) to vote or to direct the vote and to dispose or to direct the disposition of 934,600 Shares held by MSP and SFP in the aggregate. JHS disclaims beneficial ownership of the 31,000 Shares
   held by PSF.   JHS disclaims beneficial ownership of all Shares which
   may be deemed to be beneficially owned by SF Advisory Corp. in its capacity as the general partner of the general partner of MSP and SFP except to the extent of his indirect beneficial interest in the

   Shares held by MSP and SFP, respectively. JHS also may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of a total of 60,000 Shares held by various educational and charitable institutions. JHS shares such power with the fiduciaries of such institutions. JHS disclaims beneficial ownership of all such 60,000 Shares.

      WEO

      WEO has the sole power to vote and to dispose or direct the disposition of 90,000 Shares owned by him individually and 50,000 Shares owned by a family limited partnership (Oberndorf Family Partners, L.P.). WEO may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of 8,500 Shares owned by his wife and 7,000 Shares owned by his children. As the controlling person of SF Advisory Corp. II, which is one of two general partners of each of MS Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS (as the controlling person of SF Advisory Corp., which is the other general partner of each of MS Advisory Partners and SF Advisory Partners) to vote or to direct the vote and to dispose or to direct the disposition of 934,600 Shares held by MSP and SFP in the aggregate. WEO disclaims beneficial ownership of all Shares which may be deemed to be beneficially owned by SF Advisory Corp. II in its capacity as a general partner of the general partner of MSP and SFP, except to the extent of his indirect beneficial interest in the Shares held by MSP and SFP, respectively.

      WJP

      WJP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 500 Shares.

      MY

      MY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 841 Shares.

      (c) In the past 60 days, the Reporting Persons sold Shares in open market transactions as follows:


    Reporting                         Shares  Average
     Person        Date               Sold     Price

   MSP          September 10, 1997   110,700  $34.875
                September 12, 1997   430,500  $34.750

   SFP          September 10, 1997    24,300  $34.875
                September 12, 1997    94,500  $34.750

      Except as set forth above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Shares during the past sixty (60) days.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

      (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

   Item 6.  Contracts, Arrangements, Understandings or
   Relationships with Respect to Securities of the Issuer.

      Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to
   Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

   Item 7.  Item 7.  Materials to be Filed as Exhibits.

      Exhibit A-8 Agreement  pursuant to  Rule  13d-1(f)(1)(iii), as  to
            Amendment No. 8

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:   September 16, 1997


                              /s/ Phillip Gordon
                              PHILLIP GORDON,
                              for the following named persons
                              or entities, as attorney-in-fact

                              MAIN STREET PARTNERS, L.P.*
                              MS ADVISORY PARTNERS, L.P.*
                              MS ADVISORY PARTNERS (Overseas), L.P.*
                              SAN FRANCISCO PARTNERS II, L.P.*
                              SF ADVISORY PARTNERS, L.P.*
                              SF ADVISORY CORP.*
                              SF ADVISORY CORP. II*
                              PHOEBE SNOW FOUNDATION*
                              JOHN H. SCULLY*
                              WILLIAM E. OBERNDORF*
                              WILLIAM J. PATTERSON*
                              MICHAEL YUEN*







    *A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                                EXHIBIT A-8

      Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

   Dated:   September 16, 1997


                              /s/ Phillip Gordon
                              PHILLIP GORDON,
                              for the following named persons
                              or entities, as attorney-in-fact

                              MAIN STREET PARTNERS, L.P.*
                              MS ADVISORY PARTNERS, L.P.*
                              MS ADVISORY PARTNERS (Overseas), L.P.*
                              SAN FRANCISCO PARTNERS II, L.P.*
                              SF ADVISORY PARTNERS, L.P.*
                              SF ADVISORY CORP.*
                              SF ADVISORY CORP. II*
                              PHOEBE SNOW FOUNDATION*
                              JOHN H. SCULLY*
                              WILLIAM E. OBERNDORF*
                              WILLIAM J. PATTERSON*
                              MICHAEL YUEN*





   * A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.